[GRAPHIC OMITTED] AHOLD
                                                             Second Quarter 2007
                                                                  August 3, 2007

                                                               Trading Statement

Amsterdam, the Netherlands - Ahold today announced consolidated net sales of EUR 6.6 billion for the second quarter ending July 15, 2007. Compared to the second quarter of 2006, net sales increased by 2% and increased by 5.6% at constant exchange rates.

Market conditions in both the United States and the Netherlands were favorable. Price investments related to the further roll-out of the Value Improvement Program, launched in September 2006 at Stop & Shop and Giant-Landover, will continue to impact margins.

SALES PERFORMANCE

Stop & Shop / Giant-Landover
     o    Net sales increased 1.9% to $3.9 billion.
     o Identical sales increased 1.1% at Stop & Shop (0.6% excluding gasoline net sales) and decreased 1% at Giant-Landover.
     o Comparable sales increased 1.7% at Stop & Shop and decreased 0.8% at Giant-Landover.

Giant-Carlisle
     o Net sales increased 13.7% to $1 billion, due in part to the acquisition of the Clemens Markets stores in the fourth quarter of 2006.
     o    Identical sales increased 2.7% (2.6% excluding gasoline net sales).
     o    Comparable sales increased 4.4%.

Albert Heijn
     o Net sales increased 10.3% to EUR 1.8 billion, due in part to the acquisition of the Konmar stores in the fourth quarter of 2006.
     o Net sales at Albert Heijn supermarkets increased 10.6% to EUR 1.7 billion.
     o    Identical sales at Albert Heijn supermarkets increased 6.2%.

Albert / Hypernova (Czech Republic and Slovakia)
     o Net sales increased 10.7% to EUR 342 million (9.4% at constant exchange rates).
     o    Identical sales increased 6.5%.

Schuitema
     o    Net sales increased 0.5% to EUR 771 million.
     o    Identical sales decreased 0.6%.

Unconsolidated joint venture - ICA
     o Net sales increased 22.4% to EUR 2.2 billion, largely reflecting ICA's acquisition of the full ownership of Rimi Baltic AB from December 2006. At constant exchange rates, net sales increased 23.1%.

ALBERT ALBERT HEIJN ALBERT.NL C1000 ETOS FEIRA NOVA GALL & GALL
GIANT FOOD GIANT FOOD STORES HYPERNOVA ICA PEAPOD PINGO DOCE
STOP & SHOP TOPS / WE MAKE IT EASY TO CHOOSE THE BEST

2007017                            Page 1/3                        www.ahold.com
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                                                             Second Quarter 2007
                                                                  August 3, 2007

                                                     Trading Statement-continued

NET SALES PER SEGMENT

                                                                                       FIRST HALF     FIRST HALF
(in millions)                                Q2 2007      Q2 2006      % CHANGE           2007           2006         % CHANGE
----------------------------------------   ----------   ----------   ------------     ------------   ------------   ------------
ALL SEGMENTS (in euros)
Stop & Shop / Giant-Landover                    2,921        3,047           (4.1%)          6,775          7,182           (5.7%)
Giant-Carlisle                                    741          693            6.9%           1,724          1,618            6.6%
U.S. retail                                     3,662        3,740           (2.1%)          8,499          8,800           (3.4%)
Albert Heijn                                    1,828        1,657           10.3%           4,191          3,756           11.6%
Albert / Hypernova                                342          309           10.7%             776            704           10.2%
Schuitema                                         771          767            0.5%           1,758          1,718            2.3%
Europe retail                                   2,941        2,733            7.6%           6,725          6,178            8.9%
                                           ----------   ----------   ------------     ------------   ------------   ------------
Ahold Group                                     6,603        6,473            2.0%          15,224         14,978            1.6%
                                           ----------   ----------   ------------     ------------   ------------   ------------
Unconsolidated joint venture - ICA              2,236        1,827           22.4%           4,281          3,488           22.7%
Average U.S. dollar exchange rate
(EUR per USD)                                  0.7397       0.7867           (6.0%)         0.7508         0.8107           (7.4%)

U.S. segments (in U.S. dollars)
Stop & Shop / Giant-Landover                    3,947        3,872            1.9%           9,025          8,862            1.8%
Giant-Carlisle                                  1,002          881           13.7%           2,297          1,997           15.0%

On November 6, 2006, Ahold announced its intention to divest U.S. Foodservice, its retail activities in Slovakia and Poland, the remaining Tops operations in New York and Pennsylvania, and its stake in JMR. Poland, Tops, U.S. Foodservice and JMR are classified as discontinued operations. On July 2 and 3, 2007, Ahold completed the sale of its Polish retail and U.S. Foodservice operations, respectively.

Ahold Press Office: +31 (0)20 509 5343

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                                                             Second Quarter 2007
                                                                  August 3, 2007

                                                     Trading Statement-continued

NOTES

The net sales figures presented in this trading statement are preliminary and unaudited.

Definitions
     o Identical sales: net sales from exactly the same stores in local currency for the comparable period.
     o Comparable sales: identical sales plus net sales from replacement stores in local currency.
     o Constant exchange rates: excludes the impact of using different currency exchange rates to translate the financial information of certain of Ahold's subsidiaries to euros. For comparison purposes, the financial information of the previous year or quarter is adjusted using the average currency exchange rates for the current year or quarter in order to understand this currency impact.

Non-GAAP financial measures

This trading statement includes the following non-GAAP financial measures:
     o Net sales, at constant exchange rates. In certain instances, net sales are presented at constant exchange rates or are presented in local currencies. Ahold's management believes these measures provide a better insight into the operating performance of foreign subsidiaries.

     o Identical sales, excluding gasoline net sales. Because gasoline prices have experienced greater volatility than food prices, Ahold's management believes that by excluding gasoline net sales, this measure provides a better insight into the effect of gasoline net sales on Ahold's identical sales.

Ahold's financial year
Ahold's reporting calendar is based on 13 periods of four weeks. The quarters in 2007 are as follows:

         First Quarter           January 1, 2007 to April 22, 2007
         Second Quarter          April 23 to July 15, 2007
         Third Quarter           July 16 to October 7, 2007
         Fourth Quarter          October 8 to December 30, 2007

Forward-looking statements notice

Certain statements in this press release are "forward-looking statements" within the meaning of the U.S. federal securities laws. These forward-looking statements include, but are not limited to, statements as to the expected impact of the Value Improvement Program on Stop & Shop's and Giant-Landover's margins. These forward-looking statements are subject to risks, uncertainties and other factors that could cause actual results to differ materially from future results expressed or implied by the forward-looking statements. Many of these risks and uncertainties relate to factors that are beyond Ahold's ability to control or estimate precisely, such as the effect of general economic or political conditions, fluctuations in exchange rates or interest rates, increases or changes in competition, Ahold's ability to implement and complete successfully its plans and strategies, the benefits from and resources generated by Ahold's plans and strategies being less than or different from those anticipated, changes in Ahold's liquidity needs, the actions of competitors and third parties and other factors discussed in Ahold's public filings. Readers are cautioned not to place undue reliance on these forward-looking statements which speak only as of the date of this press release. Ahold does not undertake any obligation to release publicly any revisions to these forward-looking statements to reflect events or circumstances after the date of this press release, except as may be required by applicable securities law. Outside the Netherlands, Koninklijke Ahold N.V., being its registered name, presents itself under the name of "Royal Ahold" or simply "Ahold."

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